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SUPPL

AUSTIN
BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
MUNICH
NEW YORK
PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
SINGAPORE
WARSAW

WRITER'S DIRECT LINE

202 682-7296

October 12, 2006


SEC MAIL PROCESSING
RECEIVED
NOV 01 2006
WASH, D.C. 156 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051004
FAX: +353 1 605 1104

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 1,162,915 new ordinary shares of nominal value of €0.63 cent each in the capital of Greencore Group plc ("the Company"), to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to trading. These shares have been allotted pursuant to the company's scrip dividend offer and these shares rank pari passu in all respects with the existing ordinary shares. Such admission is expected to become effective and dealings to commence in these shares on 6th October, 2006.


SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C. 203 SECTION

C.M. Bergin
Group Company Secretary

Greencore Group plc
St. Stephen's Green House
Earlsfort Terrace
Dublin 2

4 October 2006

82-4908

05 October 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer

1 GREENCORE GROUP PLC

2 State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii)

3 Name of person discharging managerial responsibilities/director

4 State whether notification realties to a person connected with a person discharging managerial

responsibilities/director named in 3 and identify
the

connected person
CAROLINE BERGIN
HOLDING OF COMPANY

SECRETARY NAMED IN 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest EURO .63
ORDINARY SHARES

HOLDING OF SHAREHOLDER NAMED IN 3

7 Name or registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them SCRIP
DIVIDEND SCHEME

CAROLINE BERGIN

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

.0000004%
83 ORDINARY SHARES

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

N/A
N/A

13 Price per share or value of 14 Date and place of transaction
transaction
5th
October 2006
EURO 3.36

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury 5th
October 2006
shares should not be taken into
account when calculating percentage)

7,560 .0000380%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be exercised

N/A

N/A

19 Total amount paid (if any) for grant of the option 20 Description of shares or debentures involved (class and number)

N/A

N/A

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise 22 Total number of shares or debentures over which options are held following notification

N/A

N/A

23 Any additional information 24 Name of contact and telephone number for queries

N/A

CAROLINE BERGIN

00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

_CAROLINE BERGIN__GROUP COMPANY SECRETARY___

Date of notification ________5th October 2006___________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(5) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
24.

(6) An issuer making a notification in respect of a derivative relating to
the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
24.

(7) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1
to 3 and 17 to 24

(8) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

GREENCORE GROUP PLC (i) a transaction notified in accordance with Market Abuse Rules; (ii) a
disclosure made in accordance with
section 53 (as extended by section 64
of the Companies Act 1990) or entered
into the issuer's register in
accordance with section 59 of the
Companies Act 1990; or (iii) both (i)
and (ii).

(iii)

3 Name of person discharging managerial 4 State whether notification realties to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the
connected person
ANTHONY HYNES
HOLDING OF DIRECTOR NAMED
AT 3 AND MRS. SYLVIE HYNES

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial
instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest EURO .63

ORDINARY SHARES

HOLDING IN RESPECT OF PERSONS
REFERRED TO IN 4 ABOVE
7 Name or registered shareholder(s) 8 State the nature
of the transaction
and, if more than one, number of
shares held by each of them SCRIP
DIVIDEND SCHEME

ANTHONY AND SYLVIE HYNES
9 Number of shares, debentures or 10 Percentage of issued class
acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

.0000010%
215
11 Number of shares, debentures or 12 Percentage of issued class
disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A
N/A
13 Price per share or value of 14 Date and
place of transaction
transaction
5th
October 2006
EURO 3.36

15 Total holding following notification 16 Date issuer
informed of transaction
and total percentage holding
following notification (any treasury 5th
October 2006
shares should not be taken into
account when calculating percentage)

19,681 .000099%

If a person discharging managerial responsibilities has been granted options
by
the issuer, complete the following boxes:

17 Date of grant 18 Period
during which or date on which it can be

exercised
N/A

N/A
19 Total amount paid (if any) for grant of the option 20
Description of shares or debentures involved

(class and number)

N/A

N/A

21 Exercise price (if fixed at time of grant) or indication that 22 Total number of shares or debentures over which

the price is to be fixed at the time of exercise

options are held.following notification

N/A

N/A

23 Any additional information 24 Name of contact and telephone number for queries

N/A

CAROLINE BERGIN

00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

_CAROLINE BERGIN___GROUP COMPANY SECRETARY___

Date of notification ________5th October 2006______________________________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Notes: This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(9) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(10) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(11) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(12) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

GREENCORE GROUP PLC (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii)

3 Name of person discharging managerial responsibilities/director 4 State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEAN FITZPATRICK

HOLDING OF DIRECTOR NAMED AT 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

EURO .63 ORDINARY SHARES

SEAN FITZPATRICK

7 Name or registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

SCRIP DIVIDEND SCHEME

SEAN FITZPATRICK

9 Number of shares, debentures or financial instruments relating to shares acquired 10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

.0000012%

247

11 Number of shares, debentures or financial instruments relating to shares disposed 12 Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction

transaction

5th October 2006

EURO 3.36

15 Total holding following notification 16 Date issuer informed of transaction

and total percentage holding

following notification (any treasury 5th October 2006

shares should not be taken into

account when calculating percentage)

22,701 .000114%

If a person discharging managerial responsibilities has been granted options by

the issuer, complete the following boxes:

17 Date of grant 18 Period during which or date on which it can be

exercised

N/A

N/A

19 Total amount paid (if any) for grant of the option 20 Description of shares or debentures involved

(class and number)

N/A

N/A

21 Exercise price (if fixed at time of grant) or indication that 22 Total number of shares or debentures over which

the price is to be fixed at the time of exercise

options are held following notification

N/A

N/A

23 Any additional information 24 Name of contact and telephone number for queries

N/A

CAROLINE BERGIN

00 353 1 605 1004

Name and signature of authorised officer of issuer responsible for making notification

_CAROLINE BERGIN___GROUP COMPANY SECRETARY___

Date of notification ________5th October 2006______________________________

82-4508

CONTACT Ms. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTICE OF PRELIMINARY RESULTS

GREENCORE CONFIRMED TODAY THAT THE PRELIMINARY RESULTS IN RESPECT OF THE YEAR ENDED 29th SEPTEMBER, 2006 WILL BE ANNOUNCED ON TUESDAY 5th DECEMBER, 2006.

C.M. BERGIN
GROUP COMPANY SECRETARY

Greencore Group Plc,
St. Stephen's Green House
Earlsfort Terrace,
Dublin 2

18 October 2006